1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Mike Ma, Spokesperson mikema@spil.com.tw +886-4-25341525#7890

SPIL acquire the common shares of Siliconware Investment Co., Ltd.

and Siliconware Investment Co., Ltd. acquire the common shares of

Yann Yuan Investment Co., Ltd.

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2015/11/05

2015/11/05 Taichung –Siliconware Precision Industries Co., Ltd. (TWSE: 2325, NASDAQ: SPIL) (the “Company”) Board of Directors today resolute to invest 100% owned subsidiary, Siliconware Investment Co., Ltd., for NTD 2.401 billion and acquire 48,020,000 common shares, and Siliconware Investment Co., Ltd. to invest in Yann Yuan Investment Co., Ltd. for NTD 2.4 billion and acquire 48,000,000 common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: November 05, 2015	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer